United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Interim Financial Statements March 31, 2021

IFRS in US$

Vale S.A. Interim Financial Statements

Report of Independent registered Public Accounting Firm

To the stockholders and Board of Directors of

Vale S.A.

Results of Review of Interim Financial Statements

We have reviewed the accompanying consolidated statement of financial position of Vale S.A. and its subsidiaries (the “Company”) as of March 31, 2021, and the related consolidated income statement and statements of comprehensive income, changes in equity and of cash flows for the three-month periods ended March 31, 2021 and March 31, 2020, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of December 31, 2020, and the related consolidated income statement and statements of comprehensive income, changes in equity and of cash flows (not presented herein), and in our report dated February 25, 2021, which included a paragraph describing a change in the manner of accounting for leases on January 1, 2019, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2020, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, RJ, Brazil

April 26, 2021

Consolidated Income Statement In millions of United States dollars, except earnings per share data

			Three-month period ended March 31,
	Notes		2021	2020
Net operating revenue	4	(c)	12,645	6,969
Cost of goods sold and services rendered	5	(a)	(4,627)	(4,278)
Gross profit			8,018	2,691

Operating expenses
Selling and administrative expenses	5	(b)	(105)	(115)
Research and evaluation expenses			(100)	(95)
Pre-operating and operational stoppage	19		(145)	(268)
Brumadinho event	19		(115)	(159)
Other operating expenses, net	5	(c)	(12)	(62)
			(477)	(699)
Impairment and disposals of non-current assets	12 and 14		(161)	(29)
Operating income			7,380	1,963

Financial income	6		74	107
Financial expenses	6		(1,386)	(525)
Other financial items, net	6		1,235	(1,867)
Equity results and other results in associates and joint ventures	12 and 20		(16)	(166)
Income (loss) before income taxes			7,287	(488)

Income taxes	7
Current tax			(1,515)	(347)
Deferred tax			(295)	996
			(1,810)	649

Net income			5,477	161
Loss attributable to non-controlling interests			(69)	(78)
Net income attributable to Vale's stockholders			5,546	239

Earnings per share attributable to Vale's stockholders:
Basic and diluted earnings per share:	8
Common share (US$)			1.08	0.05

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Comprehensive Income In millions of United States dollars

	Three-month period ended March 31,
	2021	2020
Net income	5,477	161
Other comprehensive income (loss):
Items that will not be subsequently reclassified to income statement
Translation adjustments	(3,348)	(9,463)
Retirement benefit obligations (note 23)	291	9
Fair value adjustment to investment in equity securities	275	(248)
Total items that will not be subsequently reclassified to income statement, net of tax	(2,782)	(9,702)

Items that may be subsequently reclassified to income statement
Translation adjustments	2,006	4,243
Net investments hedge (note 15)	(160)	(520)
Net Cash flow hedge (note 15)	9	64
Reclassification of cumulative translation adjustment to net income (note 12)	(1,118)	-
Total of items that may be subsequently reclassified to income statement, net of tax	737	3,787
Total comprehensive income (loss)	3,432	(5,754)

Comprehensive income (loss) attributable to non-controlling interests	(69)	(76)
Comprehensive income (loss) attributable to Vale's stockholders	3,501	(5,678)

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Cash Flows In millions of United States dollars

	Three-month period ended March 31,
	2021	2020
Cash flow from operations (a)	8,673	2,005
Interest on loans and borrowings paid (note 18)	(288)	(244)
Cash received (paid) on settlement of Derivatives, net (note 15)	(199)	273
Income taxes (including settlement program)	(1,164)	(349)
Net cash provided by operating activities	7,022	1,685

Cash flow from investing activities:
Capital expenditures (notes 13 and 14)	(1,009)	(1,124)
Additions to investments (note 12)	(42)	(75)
Cash paid on the disposal of VNC (note12)	(555)	-
Short-term investment	(716)	181
Other investments activities, net	(24)	(53)
Net cash used in investing activities	(2,346)	(1,071)

Cash flow from financing activities:
Loans and borrowings from third-parties (note 18)	290	5,000
Payments of loans and borrowings from third-parties (note 18)	(1,233)	(375)
Lease payments (note 18)	(55)	(50)
Dividends and interest on capital paid to stockholders (note 24)	(3,884)	-
Dividends and interest on capital paid to non-controlling interest	(3)	(3)
Net cash provided by (used in) financing activities	(4,885)	4,572

Increase (decrease) in cash and cash equivalents	(209)	5,186
Cash and cash equivalents in the beginning of the period	13,487	7,350
Effect of exchange rate changes on cash and cash equivalents	(395)	(748)
Cash and cash equivalents at end of the period	12,883	11,788

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	16	32

Cash flow from operating activities:
Income (loss) before income taxes	7,287	(488)
Adjusted for:
Equity results and other results in associates and joint ventures (note 12)	16	166
Impairment and disposal of non-current assets	161	29
Depreciation, depletion and amortization	731	815
Financial results, net (note 6)	77	2,285
Changes in assets and liabilities:
Accounts receivable	1,401	621
Inventories	(174)	(227)
Suppliers and contractors (i)	(256)	(674)
Provision - Payroll, related charges and other remunerations	(289)	(208)
Payments related to Brumadinho event (note 19) (ii)	(149)	(217)
Other assets and liabilities, net	(132)	(97)
Cash flow from operations (a)	8,673	2,005

(i) Includes variable lease payments.

(ii) In addition, the Company has incurred in expenses, which were recognized straight in the income statement, of US$115 and US$159 for the three-month period ended March 31, 2021 and 2020, respectively. Therefore, the Company has disbursed a total amount of US$264 as at March 31, 2021 in relation to the Brumadinho event (2020: US$376).

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Financial Position In millions of United States dollars

	Notes		March 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	18		12,883	13,487
Short-term investments	18		1,429	771
Accounts receivable	9		3,515	4,993
Other financial assets	11		289	329
Inventories	10		4,274	4,061
Recoverable taxes			466	509
Others			317	253
			23,173	24,403

Non-current assets
Judicial deposits	22	(c)	1,146	1,268
Other financial assets	11		2,111	1,784
Recoverable taxes			1,107	1,091
Deferred income taxes	7	(a)	9,207	10,335
Others			646	651
			14,217	15,129

Investments in associates and joint ventures	12		1,871	2,031
Intangibles	13		8,661	9,296
Property, plant and equipment	14		39,062	41,148
			63,811	67,604
Total assets			86,984	92,007
Liabilities
Current liabilities
Suppliers and contractors			3,113	3,367
Loans, borrowings and leases	18		989	1,136
Other financial liabilities	11		2,082	1,906
Taxes payable			830	952
Settlement program ("REFIS")	7	(c)	311	340
Liabilities related to associates and joint ventures	20		846	876
Provisions	21		903	1,826
Liabilities related to Brumadinho	19		1,847	1,910
De-characterization of dams	19		367	381
Dividends payable			21	1,220
Others			518	680
			11,827	14,594
Non-current liabilities
Loans, borrowings and leases	18		12,818	13,891
Participative stockholders' debentures	17		4,045	3,413
Other financial liabilities	11		4,418	4,612
Settlement program ("REFIS")	7	(c)	2,121	2,404
Deferred income taxes	7	(a)	1,944	1,770
Provisions	21		7,445	8,434
Liabilities related to Brumadinho	19		2,167	2,665
De-characterization of dams	19		1,595	1,908
Liabilities related to associates and joint ventures	20		886	1,198
Streaming transactions			1,986	2,005
Others			303	292
			39,728	42,592
Total liabilities			51,555	57,186

Stockholders' equity	24
Equity attributable to Vale's stockholders			36,409	35,744
Equity attributable to non-controlling interests			(980)	(923)
Total stockholders' equity			35,429	34,821
Total liabilities and stockholders' equity			86,984	92,007

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Changes in Equity In millions of United States dollars

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to non-controlling interests	Total stockholders' equity
Balance at December 31, 2020	61,614	1,139	7,042	(2,441)	(2,056)	(29,554)	-	35,744	(923)	34,821
Net income (loss)	-	-	-	-	-	-	5,546	5,546	(69)	5,477
Other comprehensive income	-	-	(501)	-	591	(2,135)	-	(2,045)	-	(2,045)
Dividends and interest on capital of Vale's stockholders	-	-	(2,843)	-	-	-	-	(2,843)	-	(2,843)
Dividends of non-controlling interest	-	-	-	-	-	-	-	-	(2)	(2)
Acquisitions and disposal of non-controlling interest	-	-	-	-	-	-	-	-	14	14
Treasury shares utilized in the period (note 24)				7				7	-	7
Balance at March 31, 2021	61,614	1,139	3,698	(2,434)	(1,465)	(31,689)	5,546	36,409	(980)	35,429

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to non-controlling interests	Total stockholders' equity
Balance at December 31, 2019	61,614	1,139	7,090	(2,455)	(2,110)	(25,211)	-	40,067	(1,074)	38,993
Net income (loss)	-	-	-	-	-	-	239	239	(78)	161
Other comprehensive income	-	-	(1,593)	-	(239)	(4,085)	-	(5,917)	2	(5,915)
Dividends of non-controlling interest	-	-	-	-	-	-	-	-	(2)	(2)
Capitalization of non-controlling interest advances	-	-	-	-	-	-	-	-	6	6
Treasury shares utilized in the period (note 24)	-	-	-	14	-	-	-	14	-	14
Balance at March 31, 2020	61,614	1,139	5,497	(2,441)	(2,349)	(29,296)	239	34,403	(1,146)	33,257

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1.        Corporate information

Vale S.A. and its subsidiaries (“Vale” or the “Company”) are iron ore and iron ore pellets producers, which are key raw materials for steelmaking, and nickel producers, which is used to produce stainless steel and metal alloys employed in the production process of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore and, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 4.

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

2.        Basis of preparation of the interim financial statements

a)    Statement of compliance

The consolidated interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

b)    Basis of presentation

The interim financial statements have been prepared to update users about relevant events and transactions that occurred in the period and should be read in conjunction with the financial statements for the year ended December 31, 2020. The accounting policies, accounting estimates and judgements, risk management and measurement methods are the same as those applied when preparing the last annual financial statements.

These interim financial statements were authorized for issue by the Executive Board on April 26, 2021.

The interim financial statements of the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in United States dollar (“US$”) as the Company believes that this is how international investors analyze the interim financial statements.

The exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended March 31,
	March 31, 2021	December 31, 2020	2021	2020
United States dollar	5.6973	5.1967	5.4833	4.4656
Canadian dollar ("CAD")	4.5325	4.0771	4.3323	3.3148
Euro ("EUR")	6.6915	6.3779	6.6033	4.9224

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

3.        Significant events in the current period

The financial position, cash flows and performance of the Company were particularly affected by the following events and transactions during the three-month period ended March 31, 2021:

•	February 2021, the Company entered into a Judicial Settlement for Integral Reparation ("Global Settlement") with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. Thus, the Company recognized a loss of US$3,872 (R$19,924 million) in the income statement for the year ended December 31, 2020. In April 2021 (subsequent event), the res judicata of the Global Settlement was drawn up (note 12).

•	In March 2021, the Company completed the sale of its equity interest in Vale Nouvelle-Calédonie SAS (“VNC”) to the Prony Resources New Caledonia consortium. Upon closing of the transaction, the Company recognized further losses in the amount of US$98 as “Impairment and disposals of non-current assets”. Thus, the Company has paid a total cash of US$611, of which US$56 were used support the continuity of VNC’s operation until March 31, 2021 and US$555 was paid to the buyers on March 31, 2021. Additionally, the Company reclassified the gain of US$1,132 related to the cumulative translation adjustments from the stockholders’ equity to the income statement under “Other financial items, net” (note 12).

•	In March 2021, the Company paid stockholders’ remuneration in the amount of US$3,884 (note 24).

•	In March 2021, the Company redeemed all of its 3.750% bonds due January 2023, in the total amount of US$884 (EUR750 million) and for it paid a premium of US$63, which was recorded as “Financial expenses” under “Expenses with cash tender offer redemption” for three-month period ended March 31,2021 (notes 6 and 18).

•	In April 2021 (subsequent event), the Company approved a share buyback program for its common shares, limited to a maximum of 270,000,000 common shares and their respective ADRs. The program will be carried out over a period of up to 12 months (note 24).

•	In April 2021 (subsequent event), the Company signed an Investment Agreement with Mitsui & Co., Ltd (“Mitsui”), for the acquisition by Vale of the totality of Mitsui´s interest of Vale Moçambique and in the Nacala Logistics Corridor (“NLC”). The completion of Mitsui´s exit is expected throughout 2021 (note 12).

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

4.        Information by business segment and by geographic area

The Company operates the following reportable segments: Ferrous Minerals, Base Metals and Coal. The segments are aligned with products and reflect the structure used by Management to evaluate Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance ("chief operating decision maker" under IFRS 8 - Operating Segments) are the Executive Boards and the Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted EBITDA.

The Company allocates to “Others” the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses. Additionally, the costs related to the Brumadinho event are not directly linked to the Company's operating activities and, therefore, are allocated to "Other" as well.

In the current period, the Company has allocated the financial information of Vale New Caledonia operation to “Others” as this operation is no longer analyzed by the chief operating decision maker as part of to the performance of the Base Metals business segment due to the sale of this operation. The comparative periods were restated to reflect this change in the allocation criteria.

a)    Adjusted EBITDA

The definition of Adjusted EBITDA for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and disposal of non-current assets.

	Three-month period ended March 31, 2021
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	9,154	(2,087)	(22)	(33)	(92)	-	6,920
Iron ore pellets	1,208	(383)	29	(1)	(13)	-	840
Ferroalloys and manganese	46	(23)	(1)	-	(4)	-	18
Other ferrous products and services	97	(66)	2	-	-	-	33
	10,505	(2,559)	8	(34)	(109)	-	7,811

Base metals
Nickel and other products	1,434	(771)	(10)	(11)	-	-	642
Copper	554	(166)	-	(18)	(1)	-	369
	1,988	(937)	(10)	(29)	(1)	-	1,011

Coal	92	(329)	2	(2)	-	78	(159)

Others (i)	60	(114)	(106)	(35)	(1)	-	(196)
	12,645	(3,939)	(106)	(100)	(111)	78	8,467

Brumadinho event	-	-	(115)	-	-	-	(115)
COVID-19	-	-	(2)	-	-	-	(2)
Total	12,645	(3,939)	(223)	(100)	(111)	78	8,350

(i) Includes the EBITDA of VNC in the amount of US$65.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Three-month period ended March 31, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	4,311	(1,683)	(25)	(23)	(169)	-	2,411
Iron ore pellets	852	(412)	10	(1)	(25)	-	424
Ferroalloys and manganese	46	(49)	-	-	(1)	-	(4)
Other ferrous products and services	87	(71)	1	(1)	-	-	16
	5,296	(2,215)	(14)	(25)	(195)	-	2,847

Base metals
Nickel and other products	956	(528)	(19)	(13)	-	-	396
Copper	383	(207)	1	(17)	-	-	160
	1,339	(735)	(18)	(30)	-	-	556

Coal	148	(374)	2	(9)	-	75	(158)

Others (i)	186	(225)	(130)	(31)	(4)	-	(204)
	6,969	(3,549)	(160)	(95)	(199)	75	3,041

Brumadinho event	-	-	(159)	-	-	-	(159)
Total	6,969	(3,549)	(319)	(95)	(199)	75	2,882

(i) Includes the reclassification of the EBITDA of VNC in the amount of US$46 for the three-month period ended March 31, 2020.

Adjusted EBITDA is reconciled to net income as follows:

	Three-month period ended March 31,
	2021	2020
Net income attributable to Vale's stockholders	5,546	239
Loss attributable to non-controlling interests	(69)	(78)
Net income	5,477	161
Depreciation, depletion and amortization	731	815
Income taxes	1,810	(649)
Financial results	77	2,285
Equity results and other results in associates and joint ventures	16	166
Dividends received and interest from associates and joint ventures (i)	78	75
Impairment and disposal of non-current assets	161	29
Adjusted EBITDA	8,350	2,882

(i) Includes the remuneration of the financial instrument of the Coal segment.

b)        Assets by segment

	March 31, 2021			December 31, 2020
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)
Ferrous minerals	2,177	1,059	27,214	2,017	1,154	29,436
Base metals	1,295	17	19,213	1,231	18	19,549
Coal	47	-	-	25	-	-
Others	3	795	1,296	-	859	1,459
Total	3,522	1,871	47,723	3,273	2,031	50,444

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Three-month period ended March 31,
	2021			2020
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	526	82	397	536	91	422
Base metals	291	68	317	300	52	342
Coal	29	-	-	80	-	19
Others (iii)	11	2	17	63	2	32
Total	857	152	731	979	145	815

(i) Goodwill is allocated to ferrous minerals and base metals segments in the amount of US$1,252 and US1,951 in March 31, 2021 and US$1,373 and US$1,926 in December 31, 2020, respectively. The variation of "property, plant and equipment and intangibles" of base metals occurred due to the foreign exchange variation in the period.

(ii) Cash outflows.

(iii) Includes the reclassification of VNC under the captions “Sustaining capital” and “depreciation, depletion and amortization”, in the amount of US$61 and US$18, respectively, for the three-month period ended on March 31, 2020.

c) Net operating revenue by geographic area

	Three-month period ended March 31, 2021
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	219	94	-	4	317
United States of America	98	285	-	-	383
Germany	169	466	-	-	635
Europe, except Germany	591	706	18	-	1,315
Middle East, Africa and Oceania	271	-	18	-	289
Japan	527	96	-	-	623
China	6,793	160	13	-	6,966
Asia, except Japan and China	782	158	43	-	983
Brazil	1,055	23	-	56	1,134
Net operating revenue	10,505	1,988	92	60	12,645

	Three-month period ended March 31, 2020
	Ferrous minerals	Base metals	Coal	Others (i)	Total
Americas, except United States and Brazil	100	111	-	88	299
United States of America	44	245	-	-	289
Germany	182	194	-	-	376
Europe, except Germany	286	378	47	-	711
Middle East, Africa and Oceania	242	8	28	-	278
Japan	377	94	13	-	484
China	3,064	116	16	-	3,196
Asia, except Japan and China	411	156	44	-	611
Brazil	590	37	-	98	725
Net operating revenue	5,296	1,339	148	186	6,969

(i) Includes the reclassification of VNC in the amount of US$88 for the three-month period ended March 31, 2020.

Provisionally priced commodities sales – The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price (note 15). The selling price of these products can be measured reliably at each period, since the price is quoted in an active market.

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables is presented below:

	March 31, 2021
	Thousand metric tons	Provisional price (US$/tonne)	Change	Effect on Revenue
Iron ore	12,114	160.5	+/-10%	194
Iron ore pellets	108	200.0	+/-10%	2
Copper	78	10,864.6	+/-10%	84

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

5.        Costs and expenses by nature

a)    Cost of goods sold and services rendered

	Three-month period ended March 31,
	2021	2020
Personnel	390	413
Materials and services	702	805
Fuel oil and gas	208	279
Maintenance	649	670
Royalties	251	164
Energy	149	189
Ores acquired from third parties (i)	343	62
Depreciation, depletion and amortization	688	729
Freight	782	696
Others	465	271
Total	4,627	4,278

Cost of goods sold	4,493	4,117
Cost of services rendered	134	161
Total	4,627	4,278

(i) The increase in “Ores acquired from third parties” is mainly due to the significant increase in the reference price for iron ore and higher volumes of other ores compared to 2020.

Tax on mineral production (Taxa de Fiscalização de Recursos Minerais - “TFRM”) – Several Brazilian states, including Minas Gerais, Pará and Mato Grosso do Sul, impose a TFRM, which is currently assessed at rates ranging from R$0.50 to R$3.72 per metric ton of minerals produced in or transferred from the state. The expenses related to the TFRM are presented in these interim financial statements under “Royalties”. In March 2021, a state decree increased the TFRM rate in the state of Para to R$11.19 per metric ton, with effectiveness as of April 2021. According to the prior rule, which would expire in 2031, the TFRM rate was R$3.72 per ton until the production of 10 million metric tons and R$0.74 for volumes over than 10 million metric tons. The Company is evaluating in the legal aspects of this change and, based on the Constitutional Principle of mandatory notice period, which sets out the tax increase would become in force only in the subsequent year of its enactment, therefore the Company does not expect any impact in 2021. The Company is also evaluating other legal aspects to defend the overcharge for the future.

b)        Selling and administrative expenses

	Three-month period ended March 31,
	2021	2020
Selling	18	17
Personnel	47	47
Services	17	18
Depreciation and amortization	9	17
Others	14	16
Total	105	115

c)        Other operating expenses (income), net

	Three-month period ended March 31,
	2021	2020
Provision for litigations	16	19
Profit sharing program	23	32
Others	(27)	11
Total	12	62

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

6.        Financial result

	Three-month period ended March 31,
	2021	2020
Financial income
Short-term investments	27	52
Others	47	55
	74	107
Financial expenses
Loans and borrowings gross interest (note 18)	(207)	(214)
Capitalized loans and borrowing costs	16	32
Participative stockholders' debentures (note 17)	(983)	(49)
Interest on REFIS	(7)	(25)
Interest on lease liabilities (note 18)	(19)	(18)
Financial guarantees	(37)	(141)
Expenses with cash tender offer redemption (note 18)	(63)	-
Others	(86)	(110)
	(1,386)	(525)
Other financial items, net
Net foreign exchange gains (losses)	320	(464)
Derivative financial instruments (note 15)	(439)	(1,384)
Reclassification of cumulative translation adjustment on VNC sale (note 12)	1,132	-
Indexation gains (losses), net	222	(19)
	1,235	(1,867)
Total	(77)	(2,285)

7.        Income taxes

a) Deferred income tax assets and liabilities

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2020	10,335	1,770	8,565
Effect in income statement	(245)	50	(295)
Translation adjustment	(619)	2	(621)
Other comprehensive income	(264)	122	(386)
Balance at March 31, 2021	9,207	1,944	7,263

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2019	9,217	1,882	7,335
Effect in income statement	953	(43)	996
Transfers between asset and liabilities	40	40	-
Translation adjustment	(1,945)	(148)	(1,797)
Other comprehensive income	1,795	10	1,785
Balance at March 31, 2020	10,060	1,741	8,319

b)    Income tax reconciliation – Income statement

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year. The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

	Three-month period ended March 31,
	2021	2020
Income (loss) before income taxes	7,287	(488)
Income taxes at statutory rate - 34%	(2,478)	166
Adjustments that affect the basis of taxes:
Tax incentives	455	310
Equity results	(10)	(37)
Addition (reversal) of tax loss carryforward	(46)	237
Others	269	(27)
Income taxes	(1,810)	649

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c)	Income taxes - Settlement program (“REFIS”)

The balance mainly relates to the settlement program of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. As at March 31, 2021, the balance of US$2,432 (US$311 classified as current liabilities and US$2,121 classified as non-current liabilities) is due in 91 remaining monthly installments, bearing the SELIC interest rate (Special System for Settlement and Custody), which is the Brazilian federal funds rate. As at March 31, 2021, the SELIC rate was 2.75% per annum.

d) Uncertain tax positions

There have been no developments on matters related to the uncertain tax positions since the December 31, 2020 financial statements.

8.	Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended March 31,
	2021	2020
Net income attributable to Vale's stockholders:
Net income	5,546	239

Thousands of shares
Weighted average number of shares outstanding - common shares	5,130,188	5,128,598

Basic and diluted earnings per share:
Common share (US$)	1.08	0.05

The Company does not have potential outstanding shares or other instruments with dilutive effect on the earnings per share computation.

9.	Accounts receivable

	March 31, 2021	December 31, 2020
Accounts receivable	3,564	5,043
Expected credit loss	(49)	(50)
	3,515	4,993

Revenue related to the steel sector - %	88.98%	87.25%

	Three-month period ended March 31,
	2021	2020
Impairment of accounts receivable recorded in the income statement	-	11

As at March 31, 2021, there is no customer that individually represents more than 10% of the Company’s accounts receivable or revenues. In 2020, the Company had a customer of the Ferrous Minerals Segment whose revenue individually represented 10.1% of the Company’s total revenue.

10.	Inventories

	March 31, 2021	December 31, 2020
Finished products	3,244	2,626
Work in progress	278	647
Consumable inventory	752	788
Total	4,274	4,061

	Three-month period ended March 31,
	2021	2020
Reversal for net realizable value	12	53

Finished and work in progress products inventories by segments are presented in note 4(b) and the cost of goods sold is presented in note 5(a).

11.       Other financial assets and liabilities

	Current		Non-Current
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Other financial assets
Restricted cash	-	-	58	38
Derivative financial instruments (note 15)	140	134	57	66
Investments in equity securities	-	-	1,086	757
Related parties - Loans (note 25)	149	195	910	923
	289	329	2,111	1,784
Other financial liabilities
Derivative financial instruments (note 15)	308	328	856	689
Related parties - Loans (note 25)	728	725	940	943
Financial guarantees provided	-	-	836	877
Liabilities related to the concession grant (note 13)	257	209	1,786	2,103
Advance received	789	644	-	-
	2,082	1,906	4,418	4,612

Investment in equity securities – Mainly refers to 34.2 million common shares of The Mosaic Company (“Mosaic”), which is accounted for as a financial instrument measured at fair value through other comprehensive income. The recorded amount was calculated based on Mosaic’s share price at the end of each financial reporting period.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

12.      Investments in subsidiaries, associates and joint ventures

a) Investment information

					Equity results in the income statement		Dividends received
			Investments in associates and joint ventures		Three-month period ended March 31,		Three-month period ended March 31,
Associates and joint ventures	% ownership	% voting capital	March 31, 2021	December 31, 2020	2021	2020	2021	2020
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	19	20	1	1	-	-
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	49	48	5	3	-	-
Companhia Hispano-Brasileira de Pelotização (i)	50.89	50.89	39	43	-	3	-	-
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	44	44	4	5	-	-
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	113	121	3	2	-	-
MRS Logística S.A.	48.16	46.75	371	398	17	(2)	-	-
Samarco Mineração S.A. (note 20)	50.00	50.00	-	-	-		-	-
VLI S.A.	29.60	29.60	424	480	(15)	(30)	-	-
			1,059	1,154	15	(18)	-	-
Base metals
Korea Nickel Corp.	25.00	25.00	17	18	-	-	-	-
			17	18	-	-	-	-
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	320	367	10	10	-	-
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	105	117	(1)	(1)	-	-
California Steel Industries, Inc.	50.00	50.00	247	234	12	(7)	-	-
Companhia Siderúrgica do Pecém (“CSP”) (ii)	50.00	50.00	-	-	(42)	(75)	-	-
Mineração Rio do Norte S.A.	40.00	40.00	55	71	(9)	(10)	-	-
Nacala Corridor Holding Netherlands B.V.	50.00	50.00	-	-	-	-	-	-
Others			68	70	(13)	(9)	-	-
			795	859	(43)	(92)	-	-
Total			1,871	2,031	(28)	(110)	-	-

(i) Although the Company held a majority of the voting capital, the entities are accounted under the equity method due to the stockholders' agreement where relevant decisions are shared with other parties.

(ii) CSP is a joint venture and its results are accounted for under the equity method, in which the accumulated losses are capped to the Company ́s interest in the investee’s capital based on the applicable law and requirements. That is, after the investment is reduced to zero, the Company does not recognize further losses nor liabilities associated with the investee.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Movements during the period

	2021	2020
Balance at January 1,	2,031	2,798
Capital contribution to CSP	42	75
Translation adjustment	(154)	(557)
Equity results in income statement	(28)	(110)
Dividends declared	(36)	(42)
Others	16	10
Balance at March 31,	1,871	2,174

The amount of investments by segments are presented in note 4(b).

c) Acquisitions and divestitures

Investment Agreement with Mitsui & Co. Ltd. (“Mitsui”) - In January 2021, the Company signed a Heads of Agreement with Mitsui, both parties to structure Mitsui’s exit from Vale Moçambique and Nacala Logistics Corridor (“NLC”). Currently, Mitsui holds a non-controlling interest of 15% in Vale Moçambique and a 50% interest in NLC.

In April 2021 (subsequent event), the Company signed an Investment Agreement with Mitsui for the acquisition by Vale of the totality of Mitsui´s interest of Vale Moçambique and NLC. The Investment Agreement determines that Vale will acquire Mitsui's stake in the mine and logistics assets for an immaterial consideration and will undertake of the Nacala Corridor Project Finance in full, which is approximately US$2,489 outstanding balance at March 31, 2021. In case of closing the transaction, Vale will also control NLC and, therefore, consolidate its assets and liabilities. The parties expect to conclude the transaction during 2021.

In addition, the Company informed the market its divestiture intention in the coal segment following the acquisition of Mitsui’s stake. Therefore, after completion of this acquisition transaction, the Company will assess whether the coal segment would meet the criteria to be classified as a discontinued operation in its future financial statements.

Boston Electrometallurgical Company (“Boston Metal”) – In February 2021, the Company made an investment of US$6 in Boston Metal to acquire a non-controlling interest of 3.24%, aiming promote the development of a technology focused on the reduction of carbon dioxide on the steel production. Boston Metal has a diverse shareholding structure which includes venture capital funds, mining companies and private investors. Since the Company does not have significant influence over Boston Metal, this investment has been classified as a financial instrument and recorded as “Investments in equity securities”.

Vale Nouvelle-Calédonie S.A.S. (“VNC”) – In December 2020, the Company signed a binding put option agreement to sell its interest in VNC for an immaterial consideration to a consortium constituted in a new company called “Prony Resources”, led by the current management and employees of VNC and supported by the Caledonian and French authorities with Trafigura Pte. Ltd. as a non-controlling shareholder. Under the terms of agreement, the Company has assumed an obligation to pay to the buyers an amount of US$500 upon closing of the transaction and this amount has been provided for as at December 31, 2020.

In March 2021, the Company signed the share purchase agreement with Prony Resources, concluding the transaction to sell its interest in VNC. With the final agreement, Vale's obligation to pay to buyers increased by US$55, which combined with other working capital adjustments, resulted in an additional loss of US$98, recorded as “Impairment and disposals of non-current assets”. On March 31, 2021, the Company disbursed US$555 to VNC on the closing of the transaction, thus the liabilities recorded as at December 31, 2021 were settled and there is no outstanding balance in these interim financial statements.

The agreement also established that Vale may purchase a certain amount of VNC’s annual nickel production, with a cap price over a long-term period. Such cap included in contract is an embedded derivative, however, it is deemed closely related to the host contract (nickel supply agreement) because the cap was out of the money on inception of the contract. Therefore, this derivative will not be separated from the host contract, which will be accounted for as an executory contract.

Upon closing of the transaction, the Company also recognized a gain of US$1,132 arising from the accumulated exchange differences reclassified from the stockholders’ equity to the income statement under “Other financial items, net”.

d) Financial guarantees provided

As at March 31, 2021 and December 31, 2020, the notional value of corporate financial guarantees provided by the Company (within the limit of its direct or indirect interest) for certain associates and joint ventures were US$1,502 and US$1,557, respectively. The fair value of these financial guarantees is shown in note 16.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

13.       Intangibles

Movements during the period

	Goodwill	Concessions	Contract right	Software	Research and development project and patents	Total
Balance at December 31, 2020	3,298	5,391	-	76	531	9,296
Additions	-	33	-	14	-	47
Disposals	-	(2)	-	-	-	(2)
Amortization	-	(55)	-	(8)	-	(63)
Translation adjustment	(95)	(472)	-	(3)	(47)	(617)
Balance at March 31, 2021	3,203	4,895	-	79	484	8,661
Cost	3,203	5,850	-	715	484	10,252
Accumulated amortization	-	(955)	-	(636)	-	(1,591)
Balance at March 31, 2021	3,203	4,895	-	79	484	8,661

	Goodwill	Concessions	Contract right	Software	Research and development project and patents	Total
Balance at December 31, 2019	3,629	3,970	140	76	684	8,499
Additions	-	19	-	7	-	26
Disposals	-	(1)	-	-	-	(1)
Amortization	-	(48)	-	(7)	-	(55)
Translation adjustment	(504)	(888)	(16)	(12)	(153)	(1,573)
Balance at March 31, 2020	3,125	3,052	124	64	531	6,896
Cost	3,125	3,958	218	734	531	8,566
Accumulated amortization	-	(906)	(94)	(670)	-	(1,670)
Balance at March 31, 2020	3,125	3,052	124	64	531	6,896

14.       Property, plant and equipment

a) Movements during the period

	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2020	8,591	7,591	4,933	8,054	2,523	1,563	2,495	5,398	41,148
Additions (i)	-	-	-	-	-	39		937	976
Disposals	-	-	-	-	-	-	-	(18)	(18)
Assets retirement obligation (ii)	-	-	-	(372)	-	-	-	-	(372)
Depreciation, depletion and amortization	(103)	(113)	(160)	(138)	(39)	(39)	(63)	-	(655)
Impairment (iii)	-	-	-	-	-	-	-	(44)	(44)
Translation adjustment	(507)	(530)	(189)	(150)	(215)	(32)	(119)	(231)	(1,973)
Transfers	34	75	142	19	19	-	65	(354)	-
Balance at March 31, 2021	8,015	7,023	4,726	7,413	2,288	1,531	2,378	5,688	39,062
Cost	14,507	11,028	10,390	16,577	3,543	1,964	5,695	5,688	69,392
Accumulated depreciation	(6,492)	(4,005)	(5,664)	(9,164)	(1,255)	(433)	(3,317)	-	(30,330)
Balance at March 31, 2021	8,015	7,023	4,726	7,413	2,288	1,531	2,378	5,688	39,062

	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2019	10,702	9,604	5,686	8,261	3,241	1,692	3,012	4,378	46,576
Additions (i)	-	-	-	-	-	27	-	883	910
Disposals	-	(3)	(5)	(4)	-	-	(1)	(38)	(51)
Assets retirement obligation	-	-	-	45	-	-	-	-	45
Depreciation, depletion and amortization	(122)	(140)	(208)	(143)	(66)	(42)	(76)	-	(797)
Translation adjustment	(1,875)	(1,891)	(692)	(1,022)	(713)	(99)	(484)	(735)	(7,511)
Transfers	22	105	155	284	53	-	75	(694)	-
Balance at March 31, 2020	8,727	7,675	4,936	7,421	2,515	1,578	2,526	3,794	39,172
Cost	16,247	14,632	10,457	16,274	3,710	1,803	5,929	3,794	72,846
Accumulated depreciation	(7,520)	(6,957)	(5,521)	(8,853)	(1,195)	(225)	(3,403)	-	(33,674)
Balance at March 31, 2020	8,727	7,675	4,936	7,421	2,515	1,578	2,526	3,794	39,172

(i) Includes capitalized borrowing costs.

(ii) Refers to changes in discount rates.

(iii) Due to the Company's assessment of the recoverability of its coal assets, the carrying amount of this cash-generating unit was reduced to zero. Therefore, assets acquired during the year are also provided for impairment. In the current year, the Company recognized an impairment loss related to coal assets acquired in the amount of US$44.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Right-of-use assets (Leases)

	December 31, 2020	Additions and contract modifications	Depreciation	Translation adjustment	March 31, 2021
Ports	718	-	(11)	(10)	697
Vessels	534	-	(10)	-	524
Pellets plants	131	36	(9)	(13)	145
Properties	112	3	(6)	(9)	100
Energy plants	56	-	(2)	-	54
Mining equipment and locomotives	12	-	(1)	-	11
Total	1,563	39	(39)	(32)	1,531

Lease liabilities are presented in note 18.

15.      Financial and capital risk management

a) Effects of derivatives on the balance sheet

	Assets
	March 31, 2021		December 31, 2020
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
IPCA swap	6	36	7	38
Eurobonds swap	-	-	-	3
Pre-dollar swap	-	1	-	9
Libor swap	1	5	-	-
	7	42	7	50
Commodities price risk
Base metals products	24	-	30	-
Gasoil, Brent and freight	109	-	97	-
	133	-	127	-

Others	-	15	-	16
	-	15	-	16
Total	140	57	134	66

	Liabilities
	March 31, 2021		December 31, 2020
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	147	619	111	525
IPCA swap	5	124	72	100
Eurobonds swap	-	-	4	-
Pre-dollar swap	90	85	62	58
Libor swap	2	-	1	6
Forward transactions	26	28	1	-
	270	856	251	689
Commodities price risk
Base metals products	23	-	46	-
Gasoil, Brent and freight	1	-	13	-
	24	-	59	-

Others	14	-	18	-
Total	308	856	328	689

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a.i) Net exposure

	March 31, 2021	December 31, 2020
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(766)	(636)
IPCA swap	(87)	(127)
Eurobonds swap	-	(1)
Pre-dollar swap	(174)	(111)
Libor swap (i)	4	(7)
Forward transactions	(54)	(1)
	(1,077)	(883)
Commodities price risk
Base metals products	1	(16)
Gasoil, Brent and freight	108	84
	109	68

Others	1	(2)
	1	(2)
Total	(967)	(817)

(i) In July 2017, the U.K. Financial Conduct Authority (FCA), which regulates the London Interbank Offered Rate (‘‘LIBOR’’), announced the effective discontinuation of LIBOR. After June 30, 2023, the FCA will no longer require panel banks to submit quotes for any U.S. dollar LIBOR settings. The Company is currently evaluating the potential impact of the eventual replacement of the LIBOR interest rate.

a.ii)     Effects of derivatives on the income statement and cash flows

	Gain (loss) recognized in the income statement		Financial settlement inflows (outflows)
	Three-month period ended March 31,
	2021	2020	2021	2020
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(274)	(680)	(90)	(18)
IPCA swap	15	(232)	(18)	-
Eurobonds swap	(28)	(34)	(29)	(6)
Pre-dollar swap	(205)	(145)	(75)	(21)
Libor swap	10		(1)	-
	(482)	(1,091)	(213)	(45)
Commodities price risk
Base metals products	(2)	(1)	(6)	254
Gasoil, Brent and freight	44	(345)	20	(1)
	42	(346)	14	253
Others	1	53	-	65
	1	53	-	65
Total	(439)	(1,384)	(199)	273

a.iii)   Hedge accounting

	Gain (loss) recognized in the other comprehensive income
	Three-month period ended March 31,
	2021	2020
Net investments hedge	(157)	(519)
Cash flow hedge (Nickel and Palladium)	16	64

Net investment hedge - In March 2021, the Company repurchased all hedge instruments in euros (note 18). As a result, the amount of debt designated as a hedge instrument for this investment is US$2,368 as at March 31,2021.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Cash Flow Hedge (Nickel):

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2021	December 31, 2020	Bought / Sold	Average strike (US$/ton)	March 31, 2021	December 31, 2020	March 31, 2021	March 31, 2021	2021
Nickel Revenue Hedging Program (i)
Call options	44,640	58,620	S	17,641	(23)	(46)	(6)	6	(23)
Put options	44,640	58,620	B	15,000	24	28	-	6	24
Total					1	(18)	(6)	12	1

(i) With the hedge structure, the company ensures prices between US$15,000/t and US$17,641/t for the program’s sales volume.

Cash flow hedge (Palladium):

	Notional (t oz)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31 , 2021	December 31, 2020	Bought / Sold	Average strike (US$/t oz)	March 31, 2021	December 31, 2020	March 31, 2021	March 31, 2021	2021
Palladium Revenue Hedging Program
Call Options	-	7,200	S	-	-	(1)	-	-	-
Put Options	-	7,200	B	-	-	-	-	-	-
Total					-	(1)	-	-	-

b) Protection programs for the R$ and EUR denominated debt instruments and other liabilities

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2021	December 31, 2020	Index	Average rate	March 31, 2021	December 31, 2020	March 31, 2021	March 31, 2021	2021	2022	2023+
CDI vs. US$ fixed rate swap					(584)	(473)	(17)	43	(64)	(124)	(395)
Receivable	R$ 9,149	R$ 9,445	CDI	100.60%
Payable	US$ 2.144	US$ 2.213	Fix	2.57%

TJLP vs. US$ fixed rate swap					(182)	(163)	(12)	9	(46)	(50)	(85)
Receivable	R$ 1,561	R$ 1,651	TJLP +	1.12%
Payable	US$ 431	US$ 460	Fix	3.07%

R$ fixed rate vs. US$ fixed rate swap					(174)	(111)	(83)	40	(85)	(65)	(24)
Receivable	R$ 10,800	R$ 2,512	Fix	3.08%
Payable	US$ 2.073	US$ 621	Fix	-1.58%

IPCA vs. US$ fixed rate swap					(128)	(173)	(68)	9	(4)	(10)	(114)
Receivable	R$ 1,671	R$ 2,363	IPCA +	4.54%
Payable	US$ 413	US$ 622	Fix	3.88%

IPCA vs. CDI swap					42	45	-	-	6	36	-
Receivable	R$ 711	R$ 694	IPCA +	6.63%
Payable	R$ 1,350	R$ 550	CDI	98.76%

EUR fixed rate vs. US$ fixed rate swap					-	(1)	(29)	-	-	-	-
Receivable	-	EUR 500	Fix	0.00%
Payable	-	US$ 613	Fix	0.00%

Forward	R$ 8,863	R$ 916	B	5.90	(54)	(1)	(4)	29	(21)	(6)	(27)

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Protection program for Libor floating interest rate US$ denominated debt

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2021	December 31, 2020	Index	Average rate	March 31, 2021	December 31, 2020	March 31, 2021	March 31, 2021	2021	2022	2023+
Libor vs. US$ fixed rate swap					4	(7)	-	3	(1)	-	4
Receivable	US$ 950	US$ 950	Libor	1.34%
Payable	US$ 950	US$ 950	Fix	4.78%

d) Protection program for product prices and input costs

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2021	December 31, 2020	Bought / Sold	Average strike (US$/bbl)	March 31, 2021	December 31, 2020	March 31, 2021	March 31, 2021	2021+
Brent crude oil (bbl)
Call options	8,247,807	13,746,945	B	55	79	92	38	15	79
Put options	8,247,807	13,746,945	S	28	(1)	(12)	-	-	(1)

Forward Freight Agreement (days)
Freight forwards (days)	720	1,625	B	11,472	8	4	4	1	8

e) Embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value
Flow	March 31, 2021	December 31, 2020	Bought / Sold	Average strike	March 31, 2021	December 31, 2020	March 31, 2021	March 31, 2021	2021+
Option related to a Special Purpose Entity “SPE” (quantity)
Call option	137,751,623	137,751,623	B	2.99	15	18	-	2	15

Embedded derivatives in contracts for the sale of part of its shareholding (quantity)
Put option	1,105,070,863	1,105,070,863	S	4.32	(12)	(19)	-	3	(12)

Embedded Derivative in natural gas purchase agreement (volume/month)
Call options	729,571	746,667	S	233	(2)	-	-	2	(2)
Embedded in raw material purchase contract (ton)
Nickel forwards	2,347	1,979	S	17,974	-	2	-	-	-
Copper forwards	849	976	S	8,430	-	-	-	-	-

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

f) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

- Probable: the probable scenario was defined as the fair value of the derivative instruments as at March 31, 2021

- Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables

- Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
CDI vs. US$ fixed rate swap	R$ depreciation	(584)	(1,133)	(1,682)
	US$ interest rate inside Brazil decrease	(584)	(613)	(645)
	Brazilian interest rate increase	(584)	(615)	(648)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(182)	(295)	(409)
	US$ interest rate inside Brazil decrease	(182)	(185)	(189)
	Brazilian interest rate increase	(182)	(192)	(202)
	TJLP interest rate decrease	(182)	(189)	(196)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(174)	(683)	(1,193)
	US$ interest rate inside Brazil decrease	(174)	(182)	(190)
	Brazilian interest rate increase	(174)	(214)	(252)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. US$ fixed rate swap	R$ depreciation	(128)	(240)	(353)
	US$ interest rate inside Brazil decrease	(128)	(134)	(141)
	Brazilian interest rate increase	(128)	(145)	(162)
	IPCA index decrease	(128)	(139)	(150)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. CDI swap	Brazilian interest rate increase	42	39	37
	IPCA index decrease	42	39	37
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(39)	(37)

US$ floating rate vs. US$ fixed rate swap	US$ Libor decrease	3	(3)	(9)
Protected item: Libor US$ indexed debt	US$ Libor decrease	n.a.	3	9

NDF BRL/USD	R$ depreciation	(54)	(426)	(798)
	US$ interest rate inside Brazil decrease	(54)	(60)	(65)
	Brazilian interest rate increase	(54)	(81)	(107)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
Fuel oil protection
Options	Price input decrease	79	30	13
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	30	13

Forward Freight Agreement
Forwards	Freight price decrease	8	4	-
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	(4)	-

Nickel sales fixed price protection
Forwards	Nickel price decrease	-	(2)	(5)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	(2)	(5)

Nickel Revenue Hedging Program
Options	Nickel price increase	1	(125)	(292)
Protected item: Part of nickel future revenues	Nickel price increase	1	125	292

Option - SPCs	SPCs stock value decrease	15	5	1

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Instrument	Main risks	Probable	Scenario I	Scenario II
Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	1	(9)	(19)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	-	(2)	(4)
Embedded derivatives - Gas purchase	Pellet price increase	(2)	(6)	(12)
Embedded derivatives - Guaranteed minimum return	Stock value decrease	(12)	(71)	(255)

g) Financial counterparties’ ratings

The table below presents the ratings published by Moody’s regarding the main financial institutions that we hire derivative instruments, cash and cash equivalents transactions.

	March 31, 2021		December 31, 2020
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa1	94	-	2,210	36
Aa2	380	13	363	15
Aa3	834	34	1,681	41
A1	3,590	8	2,812	21
A2	3,875	88	4	20
A3	807	7	5	36
Baa1	-	-	4	-
Baa2	6	-	1	-
Ba1	-	1	2,986	-
Ba2	3,049	1	4,189	6
Ba3	1,675	-	-	-
Others	2	45	3	25
	14,312	197	14,258	200

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

16.       Financial assets and liabilities

a) Financial instruments classification

	March 31, 2021				December 31, 2020
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (note 18)	12,883	-	-	12,883	13,487	-	-	13,487
Short-term investments (note 18)	-	-	1,429	1,429	-	-	771	771
Derivative financial instruments (note 15)	-	-	140	140	-	-	134	134
Accounts receivable (note 9)	3,269	-	246	3,515	4,499	-	494	4,993
Related parties (note 25)	149	-	-	149	195	-	-	195
	16,301	-	1,815	18,116	18,181	-	1,399	19,580
Non-current
Judicial deposits (note 22)	1,146	-	-	1,146	1,268	-	-	1,268
Restricted cash	58	-	-	58	38	-	-	38
Derivative financial instruments (note 15)	-	-	57	57	-	-	66	66
Investments in equity securities	-	1,086	-	1,086	-	757	-	757
Related parties (note 25)	910	-	-	910	923	-	-	923
	2,114	1,086	57	3,257	2,229	757	66	3,052
Total of financial assets	18,415	1,086	1,872	21,373	20,410	757	1,465	22,632

Financial liabilities
Current
Suppliers and contractors	3,113	-	-	3,113	3,367	-	-	3,367
Derivative financial instruments (note 15)	-	-	308	308	-	-	328	328
Loans, borrowings and leases (note 18)	989	-	-	989	1,136	-	-	1,136
Dividends payable	21	-	-	21	1,220	-	-	1,220
Liabilities related to the concession grant	257	-	-	257	209	-	-	209
Related parties (note 25)	728	-	-	728	725	-	-	725
Other financial liabilities	789	-	-	789	644			644
	5,897	-	308	6,205	7,301	-	328	7,629
Non-current
Derivative financial instruments (note 15)	-	-	856	856	-	-	689	689
Loans, borrowings and leases (note 18)	12,818	-	-	12,818	13,891	-	-	13,891
Related parties (note 25)	940	-	-	940	943	-	-	943
Participative stockholders' debentures (note 17)	-	-	4,045	4,045	-	-	3,413	3,413
Liabilities related to the concession grant	1,786	-	-	1,786	2,103	-	-	2,103
Financial guarantees	-	-	836	836	-	-	877	877
	15,544	-	5,737	21,281	16,937	-	4,979	21,916
Total of financial liabilities	21,441	-	6,045	27,486	24,238	-	5,307	29,545

b) Hierarchy of fair value

	March 31, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	1,429	-	-	1,429	771	-	-	771
Derivative financial instruments	-	182	15	197	-	182	18	200
Accounts receivable	-	246	-	246	-	494	-	494
Investments in equity securities	1,086	-	-	1,086	757	-	-	757
Total	2,515	428	15	2,958	1,528	676	18	2,222

Financial liabilities
Derivative financial instruments	-	1,152	12	1,164	-	998	19	1,017
Participative stockholders' debentures	-	4,045	-	4,045	-	3,413	-	3,413
Financial guarantees	-	836	-	836	-	877	-	877
Total	-	6,033	12	6,045	-	5,288	19	5,307

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the three-month period ended March 31, 2021.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b.i) Changes in Level 3 assets and liabilities during the period

	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2020	18	19
Gain and losses recognized in income statement	(2)	(5)
Translation adjustments	(1)	(2)
Balance at March 31, 2021	15	12

c) Fair value of loans and financing

	March 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	7,448	9,195	7,448	10,025
Eurobonds	-	-	920	985
Debentures	382	394	496	496
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	596	596	860	857
R$, with fixed interest	26	26	34	35
Basket of currencies and bonds in US$ indexed to LIBOR	45	53	56	56
Debt contracts in the international market in:
US$, with variable and fixed interest	3,421	3,382	3,225	3,278
Other currencies, with variable interest	10	10	-	-
Other currencies, with fixed interest	110	118	120	134
Total	12,038	13,774	13,159	15,866

Due to the short-term cycle, the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values.

17.      Participative stockholders’ debentures

At the time of its privatization in 1997, the Company issued a total of 388,559,056 debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploration of mineral resources. This obligation will cease when all the relevant mineral resources are exhausted, sold or otherwise disposed of by the Company.

Holders of participative stockholders’ debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added tax, transport fee and insurance expenses related to the trading of the products, derived from these mineral resources. On April 1, 2021 (subsequent event), the Company made available for withdrawal as remuneration the amount of US$190 (R$1,073 million) for the second semester of 2020, as disclosed on the “Shareholders’ debentures report” made available on the Company’s website.

To calculate the fair value of the liability, the Company uses the weighted average price of trades in the secondary market for the last month of the quarter. The average price increased from R$45.65 per debenture for the year ended December 31, 2020 (R$26.81 for the year ended December 31, 2019) to R$59.30 per debenture for the period ended March 31, 2021 (R$27.07 for the period ended March 31, 2020), resulting in an expense of US$983 recorded in the income statement for the three-month period ended March 31, 2021 (US$49 for the period ended March 31, 2020).

Secondary public offering - In March 2021, BNDES (National Bank for Economic and Social Development-“Brazil”), BNDESPAR (BNDES Participações S.A.) and the Federal Government carried out a public offering for the secondary distribution of the participatory debentures held by them, which correspond to 55% of the total debentures in circulation. In April 2021 (subsequent event), the Company was notified that the secondary offer of 214,329,234 debentures was priced, in the total amount of US$2,036 (R$11,467 million). The Company did not participate in this offer as a buyer.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

18.       Loans, borrowings, leases, cash and cash equivalents and short-term investments

a)       Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term.

	March 31, 2021	December 31, 2020
Debt contracts in the international markets	11,115	11,890
Debt contracts in Brazil	1,061	1,470
Total of loans and borrowings	12,176	13,360

(-) Cash and cash equivalents	12,883	13,487
(-) Short-term investments	1,429	771
Net debt (cash)	(2,136)	(898)
Leasing	1,631	1,667

b)        Cash and cash equivalents

Cash and cash equivalents include cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, being US$3,502 (US$2,849 as at December 31, 2020) denominated in R$, indexed to the CDI, US$9,016 (US$10,195 as at December 31, 2020) denominated in US$ and US$365 (US$443 as at December 31, 2020) denominated in other currencies.

c)        Short-term investments

At March 31, 2021, the balance of US$1,429 (US$771 as at December 31, 2020) is substantially comprised of investments in an exclusive investment fund immediately liquid, whose portfolio is composed of committed transactions and Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government.

d)        Loans, borrowings and leases

i) Total debt

		Current liabilities		Non-current liabilities
	Average interest rate (i)	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Quoted in the secondary market:
Bonds	6.02%	-	-	7,448	7,448
Eurobonds		-	-	-	920
Debentures	10.48%	43	107	339	389
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.29%	201	320	395	540
R$, with fixed interest	2.80%	17	20	9	14
Basket of currencies and bonds in US$ indexed to LIBOR	2.31%	45	45	-	11
Debt contracts in the international market in:
US$, with variable and fixed interest	2.28%	350	182	3,071	3,044
Other currencies, with variable interest	-	-	-	10	-
Other currencies, with fixed interest	3.47%	12	12	98	107
Accrued charges		138	201	-	-
Total		806	887	11,370	12,473

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as at March 31, 2021.

(ii) R$ denominated debt that bears interest at IPCA, CDI, TR or TJLP, plus spread. For a total of US$894 the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2,67% per year in US$.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Future flows of debt payments, principal and interest

	Principal	Estimated future interest payments (i)
2021	331	430
2022	1,203	580
2023	287	550
2024	2,000	532
Between 2025 and 2029	2,100	1,001
2030 onwards	6,117	3,640
Total	12,038	6,733

(i) Based on interest rate curves and foreign exchange rates applicable as at March 31, 2021 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the interim financial statements.

Credit and financing lines

The Company has two revolving credit facilities to assist the short-term liquidity management and to enable more efficiency in cash management in the available amount of US$5,000, of which US$2,000 will mature in 2022 and US$3,000 in 2024. As at March 31, 2021, these lines are undrawn.

In March 2021, the Company redeemed all of its 3.750% bonds due January 2023, in the total amount of US$884 (EUR750 million) and for it paid a premium of US$63, which was recorded as “Expenses with cash tender offer redemption” under the financial results for three-month period ended March 31,2021.

Funding

In January 2021, the Company contracted the credit line US$290 with The New Development Bank maturing at 2035 and indexed to Libor + 2,49% per year.

Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (as defined in note 4(a)) and interest coverage. The Company has not identified any instances of noncompliance as at March 31, 2021.

Reconciliation of debt to cash flows arising from financing activities

	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2020	9,046	959	3,355	13,360
Additions	-	-	290	290
Repayments (i)	(928)	(201)	(104)	(1,233)
Interest paid	(192)	(82)	(14)	(288)
Cash flow from financing activities	(1,120)	(283)	172	(1,231)

Effect of exchange rate	(94)	(61)	17	(138)
Interest accretion	121	55	9	185
Non-cash changes	27	(6)	26	47

March 31, 2021	7,953	670	3,553	12,176

(i) Includes expenses with the redemption of the 3.750% bonds in the amount of US$884.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

ii) Lease liabilities

	December 31, 2020	Additions and contract modifications	Payments (i)	Interest (ii)	Translation adjustment	March 31, 2021
Ports	743	-	(17)	7	(14)	719
Vessels	533	-	(15)	5	2	525
Pellets plants	137	36	(1)	2	(15)	159
Properties	142	3	(16)	2	(11)	120
Energy plants	62	-	(2)	2	-	62
Mining equipment and locomotives	50	-	(4)	1	(1)	46
Total	1,667	39	(55)	19	(39)	1,631

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities, which have been recognized straight to the income statement, for the three-month period ended March 31, 2021 and 2020 was US$33 and US$28, respectively.

(ii) The interest accretion recognized in the income statement is disclosed in note 6.

Annual minimum payments

	2021	2022	2023	2024	2025 onwards	Total
Ports	50	60	59	58	797	1,024
Vessels	49	63	62	60	404	638
Pellets plants	39	34	12	12	102	199
Properties	29	27	22	20	36	134
Energy plants	5	7	6	6	60	84
Mining equipment and locomotives	12	14	9	7	16	58
Total	184	205	170	163	1,415	2,137

The amounts in the table above presents the undiscounted lease obligation by maturity date. The lease liability recognized in the balance sheet is measured at the present value of such obligations.

e) Guarantees

As at March 31, 2021 and December 31, 2020, loans and borrowings are secured by property, plant and equipment in the amount of US$164 and US$176, respectively. The securities issued through Vale’s wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

19.      Brumadinho dam failure

On January 25, 2019, a tailings dam (“Dam I”) failed at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities, including 11 victims still missing, and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company has been recognizing provisions to meet its assumed obligations, including de-characterization of the dams, individual indemnification to those affected by the event, remediation of the affected areas and compensation to the society, as shown below:

	December 31, 2020	Impact on the income statement	Present value adjustment	Disbursements	Translation adjustment	March 31, 2021
Global Settlement for Brumadinho	3,989	-	(87)	(12)	(349)	3,541
Provision for individual indemnification and other commitments	586	-	(6)	(58)	(49)	473
De-characterization of dams	2,289	-	(45)	(84)	(198)	1,962
Incurred expenses (i)	-	115	-	(115)	-	-
	6,864	115	(138)	(269)	(596)	5,976

(i) The Company has incurred expenses, which have been recognized straight to the income statement, in relation to communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others. For period ended March 31, of 2020, the Company incurred expenses in the amount of US$159.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a) Global Settlement for Brumadinho

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. The Global Settlement was ratified by the Minas Gerais State Court on February 4, 2021 and the res judicata was drawn up on April 7, 2021 (subsequent event).

With the Global Settlement, the requests contained in public civil actions regarding the socio-environmental and socioeconomic collective damages caused by the dam rupture were substantially resolved and the parameters for the reparation and compensation of said damages were established. As a result, the Company recorded an additional provision as at December 31, 2020.

The provision is discounted at presented value using an observable rate that reflects the current market assessments of the time value of money and the risks specific to the liability at the reporting date. During the current period, the discount rate applied on the provisions for the Global Settlement, individual indemnification and other commitments, has increased from 5.9% at December 31, 2020 to 7.3% at March 31, 2021, resulting in an impact of US$115 on the balance of the provisions.

Based on the present value of the projected cash outflows, the provision related to Global Settlement is detailed as follows:

	March 31, 2021	December 31, 2020
Payment obligations (i)	2,096	2,343
Provision for socio-economic reparation and others	750	860
Provision for social and environmental reparation	695	786
	3,541	3,989

	March 31, 2021	December 31, 2020
Current liabilities	1,561	1,561
Non-current liabilities	1,980	2,428
Liabilities	3,541	3,989

(i) As established in the Global Settlement, US$1,045 (R$5,433 million) in judicial deposits made by Vale in public civil actions due to the Dam I rupture will be released in the second quarter of 2021, to the State of Minas Gerais to use in water security projects and to develop projects that will be proposed by the affected communities. Therefore, the provision already considers that these judicial deposits settled part of the obligations.

(a.i) Cash settlement obligation

The cash settlement obligation relates to the socio-economic reparation and socio-environmental compensation projects that will be carried out or managed directly by the State of Minas Gerais and Institutions of Justice, mainly aiming to develop the urban mobility program and strengthening public service programs, as well as other projects that will be proposed by the affected population. In addition, resources will be used in a program of income transfer to those affected by the event, which will be carried out by Institutions of Justice. Of the total amount, US$772 (R$4,400 million) relates to the income transfer program that will be fully paid in 2021. The remaining amount of US$1,324 (R$7,543 million) is the present value of the semiannual fixed payments obligation, which will last 5 years on average.

(a.ii) Provision for socio-economic reparation and others

The Global Settlement includes remediation projects for Brumadinho and other affected municipalities of the Paraopeba Basin. The socioeconomic reparation actions aims to strengthen the productive activities of the affected region, through measures for greater economic diversification of the municipality of Brumadinho, reducing its historical dependence on mining, and, for the rest of the Basin, finding ways to support the transformation of the economy of the impacted municipalities. These projects will be carried out directly by the Company for an average period of 3 years.

The estimated amounts for the project execution, although set in the agreement, may vary since the implementation of those projects are Vale's responsibility and changes against the original budget may result in changes in provision in future reporting periods.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(a.iii) Provision for social and environmental reparation

The Global Settlement establishes the rule for the development of the environmental reparation plan, and projects for the compensation of environmental damage already known. These measures aim to repair the damage caused, restore the ecosystems disruption, restore local infrastructure, repair social and economic losses, recover affected areas and repair the loss of memory and cultural heritage caused by the dam rupture. It also includes several actions to clean up the affected areas and improvements to the water catchment system along the Paraopeba River and other water collection points near the affected area. These measures and compensation projects will be carried out directly by the Company for an average period of 5 years.

The estimated amount to carry out the environmental recovery actions is part of the Global Settlement. However, it has no cap due to the Company's legal obligation to fully repair the environmental damage caused by the dam rupture. Therefore, this provision may change in the future depending on several factors that are not under the control of the Company.

b) Provision for individual indemnification and other commitments

In addition to the Global Settlement, the Company has been working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I. As at March 31, 2021, the provision recorded is US$228 (US$267 as at December 31, 2020).

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s Dam failure may join an individual or family group out-of-Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations (“UN”). As at March 31, 2021, the provision recorded is US$156 (US$179 as at December 31, 2020).

In addition, the Company was notified of the imposition of administrative fines by the Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of US$44 (R$250 million). In July 2020, the Company signed an agreement with IBAMA, of which US$26 (R$150 million) will be used in environmental projects in 7 parks in the state of Minas Gerais, covering an area of approximately 794 thousand hectares, and US$18 (R$100 million) will be used in basic sanitation programs in the state of

Minas Gerais.

c) De-characterization of other dams in Brazil

Following the Brumadinho Dam rupture, the Company has decided to speed up the plan to “de-characterize” its tailings dams built under the upstream method (same method as Brumadinho’s dam), certain “centerline structures” and dikes, located in Brazil. The observable rate applied to the provision for the de-characterization of dams, increased from 3.5% at December 31, 2020 to 4.3% at March 31, 2021, resulting in an impact of US$49 on the balance of the provision. The Company has a total provision to comply with these assumed obligations in the amount of US$1,962 at March 31, 2021 (US$2,289 as at December 31, 2020).

(c.i) Operation stoppages

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures. The Company has been recording losses in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of US$113 and US$221 for the periods ended March 31,2021 and 2020, respectively. The Company is working on legal and technical measures to resume all operations at full capacity.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Contingencies and other legal matters

(d.i) Public civil actions brought by the State of Minas Gerais and state public prosecutors for damages resulting from the rupture of Dam I

The Company is party to public civil actions brought by the State of Minas Gerais and state prosecutors claiming economic and environmental damages resulting from the dam rupture and seeking a broad range of injunctions ordering Vale to take specific remediation and reparation actions. These legal proceedings were initially brought before various state courts in Minas Gerais but have been consolidated before the 6th Public Treasury Court in the city of Belo Horizonte and then transferred to the 2nd Public Treasury Court in the city of Belo Horizonte.

With the Global Settlement, the requests contained in public civil actions regarding the socio-environmental and socioeconomic collective damages caused by the dam rupture were substantially resolved. Indemnifications for individual damages are not covered by the Global Settlement, but the parties ratified the agreement signed by Vale with the Public Defendants of the State of Minas Gerais on April 5, 2019. Thus, the Company expects to keep signing individual agreements.

(d.ii) Requests for fines or forfeit of assets

On August 26, 2020, the Public Prosecutor's Office of Minas Gerais (“MPMG”) and other plaintiffs of the Public Civil Actions presented a request for ruling condemning Vale to indemnify alleged economic losses of the State of Minas Gerais and collective moral damages, both claims already considered in said Public Civil Actions filed against Vale in January 2019 as a result of the Brumadinho dam rupture. In that submission, the plaintiffs also requested the immediate freezing of US$5.1 billion (R$26.7 billion) from the Company as a guarantee for the reimbursement of the alleged economic losses, which was dismissed by the judge of the 2nd Lower Court of Public Treasury of Belo Horizonte on October 6, 2020. This claim was extinguished with the Global Settlement.

In other proceeding, in May 2020, the MPMG requested the imposition of fines or forfeit of assets, rights and amounts of the Company, allegedly based on Article 5, item V of Brazilian Law 12.846/2013. According to the MPMG, Vale would have, through its employee’s actions, hindered the inspection activities of public agencies in the complex. Vale was not required to present any guarantees of US$1.4 billion (R$7.9 billion) based on a judicial decision. The Company believes that the likelihood of loss is remote. In January 2021, the Comptroller General of the State of Minas Gerais (“CGE”) notified Vale to present it defense against the Administrative Liability Proceeding (“PAR”) initiated based on the same article. Vale presented its defense in March 2021, and filed a writ of mandamus in the face of the establishment of this PAR, which had the injunction granted to suspend the proceeding of the PAR.

In October 2020, the Company was informed that the Brazilian Office of the Comptroller General (“CGU”) initiated an administrative proceeding based on the same allegations made by the MPMG. As this is a discretionary procedure from the CGU, the Company estimates its likelihood of a loss during the administrative phase as possible, but it reaffirms its assessment of loss as remote in the annulment lawsuit to be instituted against any decision by CGU, if necessary.

(d.iii) U.S. Securities putative class action suit

Vale is defending itself in a putative class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. The Lead Plaintiff alleges that Vale made false and misleading statements or omitted to make disclosures concerning the risks of the operations of Dam I in the Córrego de Feijão mine and the adequacy of the related programs and procedures.

Following the decision of the Court, in May 2020, that denied the Motion to Dismiss presented by the Company, the Discovery phase has started and the fact Discovery is expected to be concluded by June 2021. In parallel, in February 2021 the Plaintiff filed a motion for class certification, which we opposed on April 9, 2021. The deadline to file Reply and rebuttal expert report on class certification is May 24, 2021.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of this process is classified as possible. However, considering the initial stage of this putative class action, it is not possible at this time to reliably estimate the amount of a potential loss. The plaintiff did not specify the amounts of the losses alleged in this claim.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(d.iv) Arbitration proceedings in Brazil filed by shareholders and a class association

In Brazil, Vale is a defendant in (i) one arbitration filed by 166 minority shareholders, (ii) one arbitration filed by a class association allegedly representing all Vale’s minority shareholders, and (iii) one arbitration filed by foreign investment funds.

In the three proceedings, the Claimants argue Vale would be aware of the risks associated with the dam, and failed to disclose it to the shareholders, which would be required under the Brazilian applicable laws and the rules of Comissão de Valores Mobiliários (Securities and Exchange Commission of Brazil). Based on such argument, they claim compensation for losses caused by the decrease of the value of the shares.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of these proceedings is classified as possible.

Specifically, in the proceeding filed by foreign funds, the Claimants estimated the amount of the alleged losses at approximately US$346 (R$1,800 million). However, the Company disagree with the estimated losses alleged by the foreign funds and believes that the likelihood of loss is remote based on the current status of the proceeding.

(d.v) Investigations by the CVM and the U.S. Securities and Exchange Commission (“SEC”)

The Company is cooperating with the CVM and the SEC by providing documents and other information related to the Dam I rupture in connection with ongoing investigations by both agencies. These investigations relate to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. The CVM and SEC investigations may result in the application of fines and administrative penalties either through negotiated resolutions or court proceedings.

(d.vi) Criminal proceedings and investigations

In January 2020, the MPMG brought criminal charges against 16 individuals (including former executive officers of Vale and current and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes. These charges were accepted by the state criminal judge in the city of Brumadinho on February 14, 2020, and a criminal proceeding against these individuals and Vale is ongoing. Vale intends to vigorously defend itself against the criminal claims, and the Company cannot estimate when a decision on this criminal proceeding will be issued. The criminal action is currently suspended while the MPMG organizes the relevant documents to enable defendants to defend themselves properly. In addition, the MPF and the federal police are conducting a separate investigation into the causes of the dam rupture in Brumadinho, which may result in additional criminal proceedings.

e) Insurance and financial guarantees

(e.i) Insurance

The Company is negotiating with insurers the payment of indemnification under its operational risk and civil liability. However, these negotiations are still at a preliminary stage, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification to the Company was recognized in these financial statements.

(e.ii) Financial guarantees

For the Brumadinho event, the Company has financial guarantees in the amount of US$928 in March 31, 2021 (US$1,124 in December 31, 2020), which were presented in court and used to release the respective judicial deposit. The expenses related to these financial guarantees in the amounts of US$2 and US$7 were recorded as financial expense in the Company's income statement for the period ended March 31, 2021 and December 31,2020, respectively. With the Global Agreement, these guarantees will be released in 2021.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

20.       Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (Samarco) failed, releasing tailings downstream, flooding certain communities and causing impacts on communities and the environment along the Doce river. The rupture resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In June 2016, Samarco, Vale and BHPB created the Fundação Renova, a not-for-profit private foundation, to develop and implement (i) social and economic remediation and compensation programs and (ii) environmental remediation and compensation programs in the region affected by the dam rupture. The creation of Fundação Renova was provided for under the agreement for settlement and conduct adjustment (the ‘‘Framework Agreement’’) signed in March 2016 by Vale, BHPB, Samarco, the Brazilian federal government, the two Brazilian states affected by the rupture (Minas Gerais and Espírito Santo) and other governmental authorities.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties, improving the governance mechanism of Fundação Renova and establishing, among other things, a process for potential revisions to the remediation programs provided under the Framework Agreement based on the findings of experts hired by Samarco to advise the MPF (Federal Prosecutor’s Office) over a two-year period (the ‘‘June 2018 Agreement’’). Under the Framework Agreement, the June 2018 Agreement and Renova’s by-laws, Fundação Renova must be funded by Samarco, but to the extent that Samarco is unable to fund, Vale and BHPB must ratably bear the funding requirements Under the Framework Agreement. Since Samarco is not generating cash enough to comply with its cash needs, the Company and BHPB have been funding the Fundação Renova and also providing funds directly to Samarco, to preserve its operations and to support Samarco’s funding obligations.

In addition, the Company has a provision of US$197 for the de-characterization of the Germano dam. Samarco has been gradually resuming its operations since December 2020.

On April 9, 2021 (subsequent event), Samarco filed for a petition for judicial reorganization ("JR") with the Minas Gerais State Court to renegotiate its financial debts, which is held by bondholders abroad. The JR was filed to prevent legal actions, such as the enforcement action filed in Brazil with respect to promissory notes, and actions filed in New York, USA, by bondholders of notes maturing in 2022, 2023 and 2024, all of which include requests to attach Samarco’s bank accounts. The Company does not guarantee any of the Samarco’s financial debts.

Movements during the period

	2021	2020
Balance at January 1,	2,074	1,700
Provision	-	-
Disbursements	(103)	(67)
Present value valuation	(62)	16
Translation adjustment	(177)	(375)
Balance at March 31,	1,732	1,274

	March 31, 2021	December 31, 2020
Current liabilities	846	876
Non-current liabilities	886	1,198
Liabilities	1,732	2,074

Samarco’s working capital

In addition to the provision, Vale S.A. made available US$21 during the three-month period ended March 31, 2021, which was fully used to fund Samarco’s working capital. This amount was recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”. Vale S.A. may provide an additional short-term credit facility up to US$64 in 2021.

Contingencies related to Samarco accident

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Company expects the Framework Agreements to represent the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the United States against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the period were as follows:

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(i) Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Prosecutors ("MPF")

The Framework Agreement (“TAC-Gov”) estates a possible renegotiation of Renova Foundation's reparation programs upon the completion of studies carried by specialists. However, these studies have not yet been concluded and, therefore, these negotiations have not started. This issue motivated the request for the resumption of the Public Civil Action, by the Federal Public Prosecutors ("MPF").

Although, in March 2021, the Federal Prosecutors, the State Public Prosecutors of Minas Gerais and the Public Defenders of the Federal Union (“DPU”), of Minas Gerais (“DPMG”) and of Espírito Santo (“DPES”) requested and had granted the suspension of the process until April 27, 2021, in order to initiate the negotiations for a possible renegotiation of the measures for full reparation of socio-economic and socio-environmental damages caused by the rupture of the Fundão dam.

In March 2021, a new incidental proceeding (“Eixo Prioritário”) was initiated, at the request of the Federal Attorney General’s Office (“AGU”), with the purpose of discuss a restructure on Renova Foundation's organizational management structure, the “Eixo Prioritário 13”. There was granted an injunction for an expert procedure and diagnosis report to be made at the Renova Foundation, in particular of its governance mechanisms.

The “Eixos Prioritários” discuss specific obligations set forth in the proceedings based on the obligations established in the TTAC, dividing them by theme, in order to facilitate the procedural organization of the discussions.

On March 30, 2021, the MPF also filed a motion to recuse the Judge responsible for the civil actions, from the cases (“Arguição de Suspeição”). Such motion has not been ruled yet by the Federal Regional Tribunal of the 1st Region.

(ii) Class Action in the United States

In March 2017, the holders of securities issued by Samarco Mineração S.A. filed a potential collective action in the New York Federal Court against Samarco, Vale, BHP Billiton Limited, BHP Billiton PLC and BHP Brasil Ltda. based on U.S. Federal Securities laws, which was dismissed without prejudice, in June 2019. In December 2019 the plaintiffs filed a Notice of Appeal to the NY Court of Appeals.

In January 2021, it was held a hearing before the Second Circuit of the New York State Court of Appeals. In March 2021 the Second Circuit denied the plaintiff’s appeal. In case no further appeal is filed, Vale expects this decision to be final by June 2021.

(iii) Criminal proceeding

In September 2019, the federal court of Ponte Nova dismissed all criminal charges against Vale representatives relating to the first group of charges, which concerns the results of the Fundão dam failure. Charges remain pending against the Company. The second group of charges against Vale S.A. and one of the Company’s employees, which concerns the accusation of alleged crimes committed against the Environmental Public Administration, remained unchanged. In March 2020, the judge scheduled a number of hearings to collect defense witnesses’ testimonies and intent letters were issued for the same purpose, but due to the new coronavirus pandemic, all hearings in the country which were previously scheduled to take place in April have been cancelled by an express determination from the National Justice Council. In July 2020, the Federal Court of the 1st Region denied an appeal presented by Vale and rejected the claim to recognize the state of limitation to keep the company within the criminal process. In October 2020, the criminal action was scanned and transferred to electronic processing. Additionally, the scheduling of hearings for the deposition of defense witnesses began in some cities, which received the letter precatory from Ponte Nova. In February, 2021, the Federal Public Prosecutors ("MPF") requested the resumption of the hearings and it rescheduling at Ponte Nova to continue prosecuting the case. There is no judicial decision about the request yet, because the defendant’s responses has not been presented so far, being their deadlines ongoing. The Company cannot estimate when a final decision on the case will be issued.

Insurance

Since the Fundão dam rupture, the Company has been negotiating with insurers the indemnification payments based on its general liability policies. For the period ended March 31, 2021, the Company received payments in the amount of US$33, and recognized a gain in the income statement as “Equity results and other results in associates and joint ventures”.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

21.       Provisions

	Current liabilities		Non-current liabilities
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Payroll, related charges and other remunerations	488	877	-	-
Onerous contracts	45	58	839	838
Environmental obligations	86	102	189	200
Asset retirement obligations (i)	96	99	3,667	4,121
Provision related to VNC sale (note 12)	-	500	-	-
Provisions for litigation (note 22)	83	87	927	1,004
Employee postretirement obligations (note 23)	105	103	1,823	2,271
Provisions	903	1,826	7,445	8,434

(i) The Company has issued letters of credit and surety bonds for US$664 as at March 31, 2021 in connection with the Asset retirement obligations for its Base Metals operations.

22.       Litigations

a)         Provision for legal proceedings

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations. The main litigations refer to:

Tax litigations - Mainly refers to the lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on stockholders’ equity (“JCP”) from the PIS and COFINS tax base. The amount reserved for this proceeding as at March 31, 2021 is US$386 (US$423 as at December 31,2020). This proceeding is guaranteed by a judicial deposit in the amount of US$445 recorded at March 31, 2021 (US$487 as at December 31,2020).

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2020	485	260	335	11	1,091
Additions and reversals, net	(2)	(1)	19	-	16
Payments	-	(11)	(9)	-	(20)
Indexation and interest	4	10	6	-	20
Translation adjustment	(43)	(22)	(31)	(1)	(97)
Balance at March 31, 2021	444	236	320	10	1,010
Current liabilities	7	13	63	-	83
Non-current liabilities	437	223	257	10	927
	444	236	320	10	1,010

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2019	696	300	455	11	1,462
Additions and reversals, net	5	2	11	1	19
Payments	-	(11)	(20)	-	(31)
Indexation and interest	12	9	6	-	27
Translation adjustment	(146)	(64)	(102)	(3)	(315)
Balance at March 31, 2020	567	236	350	9	1,162
Current liabilities	10	18	86	-	114
Non-current liabilities	557	218	264	9	1,048
	567	236	350	9	1,162

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)       Contingent liabilities

	March 31, 2021	December 31, 2020
Tax litigations	7,404	6,911
Civil litigations	1,398	1,348
Labor litigations	517	563
Environmental litigations	849	907
Total	10,168	9,729

As reported in the annual financial statements for 2020, the Company is party in several actions and the main updates on contingent liabilities since then, are discussed as follows:

(b.i) Assessments regarding the disallowance of JCP:

In February 2021 Vale was assessed for collection of IRPJ, CSLL and penalties regarding the disallowance of the JCP expenses deducted from the 2017 taxable income, in the amount of US$601 (R$3,426 million). There was also a reduction in tax losses, with the corresponding tax impact of US$123 (R$698 million) in March 31,2021. The Company had filed an administrative appeal and a decision is pending. As of March 31,2021, the likelihood of loss is possible.

(b.ii) Proceeding related to income tax paid abroad:

In March 2021, Vale was assessed for the collection of US$381 (R$2,171 million) due to the disregard of taxes paid abroad that were offset by the IRPJ debt in 2016. Tax authorities allege the Company has failed to comply with the applicable rules relating to the offset, in Brazil, of income taxes paid abroad. The Company had filed an administrative appeal and a decision is pending. As of March 31, 2021, the likelihood of loss is possible.

c)         Judicial deposits

	March 31, 2021	December 31, 2020
Tax litigations	903	988
Civil litigations	79	85
Labor litigations	153	177
Environmental litigations	11	18
Total	1,146	1,268

d)         Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$2.1 billion (R$11.7 billion) in guarantees for its lawsuits, as an alternative to judicial deposits.

e)         Contingent Assets

There have been no developments on matters related to the contingent assets since the December 31, 2020 financial statements. Therefore, no assets were recognized in the period ended March 31,2021.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

23.       Employee post-retirement obligations

Reconciliation of net liabilities recognized in the statement of financial position

	March 31, 2021			December 31, 2020
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Amount recognized in the statement of financial position
Present value of actuarial liabilities	(2,811)	(4,279)	(1,560)	(3,105)	(4,632)	(1,733)
Fair value of assets	3,523	3,911	-	3,969	3,991	-
Effect of the asset ceiling	(712)	-	-	(864)	-	-
Liabilities	-	(368)	(1,560)	-	(641)	(1,733)

Current liabilities	-	(27)	(78)	-	(47)	(96)
Non-current liabilities	-	(341)	(1,482)	-	(594)	(1,637)
Liabilities	-	(368)	(1,560)	-	(641)	(1,733)

24.      Stockholders’ equity

a)    Share capital

As at March 31, 2021, the share capital was US$61,614 corresponding to 5,284,474,782 shares issued and fully paid without par value.

	March 31, 2021
Stockholders	Common shares	Golden shares	Total
Shareholders with more than 5% of total capital	1,991,377,240	-	1,991,377,240
Previ	534,423,682	-	534,423,682
Capital World Investors	302,201,922	-	302,201,922
Capital Research Global Investors	294,934,543	-	294,934,543
Bradespar	293,907,266	-	293,907,266
Mitsui&co	286,347,055	-	286,347,055
Blackrock, Inc	279,562,772	-	279,562,772
Others	3,139,424,184	-	3,139,424,184
Golden shares	-	12	12
Total outstanding (without shares in treasury)	5,130,801,424	12	5,130,801,436
Shares in treasury	153,673,346	-	153,673,346
Total capital	5,284,474,770	12	5,284,474,782

b)     Share buyback program

On April 1, 2021 (subsequent event), the Board of Directors approved a share buyback program for Vale’s common share which will be limited to a maximum of 270,000,000 common shares, and their respective ADRs, representing up to 5.3% of the total number of outstanding shares. The program will be carried out over a period of up to 12-month period and the repurchased shares will be cancelled after the expiration of the program and/or alienated through the executive compensation programs. The shares will be acquired in the stock market based on regular trading conditions.

c)      Treasury shares

In March 2021, the Company used 890,482 (2020: 1,628,485 shares) from its treasury shares, for the share-based payment program of its executives (Matching program), corresponding to the amount of US$7 (2020: US$14) recognized as “Treasury shares utilized in the period” in the Statement of Changes in Equity.

d)    Stockholder’s remuneration

On February 25, 2021, based on the Company’s dividends policy, the Board of Directors approved the stockholder’s remuneration in the amount of US$3,972 (R$21,866 million), equivalent to R$4.262386983 per share. This amount was paid on March 15, 2021, of which US$762 (R$4,288 million) was in the form of interest on stockholders’ equity and US$3,122 (R$17,578 million) in the form of dividends.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

25.      Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

In April 2021 (subsequent event), the Company signed an Investment Agreement with Mitsui (related party) for the acquisition by Vale of the totality of Mitsui´s interest of Vale Moçambique and NLC. The Investment Agreement determines that Vale will acquire Mitsui's stake in the mine and logistics assets for an immaterial consideration and will undertake of the Nacala Corridor Project Finance in full (note 12).

a)     Transactions with related parties

	Three-month period ended March 31,
	2021				2020
	Joint Ventures	Associates	Major Shareholders	Total	Joint Ventures	Associates	Major Shareholders	Total
Net operating revenue	162	60	53	275	69	61	32	162
Cost and operating expenses	(177)	(5)	-	(182)	(267)	(6)	-	(273)
Financial result	13	-	(521)	(508)	21	2	(23)	-

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants and the logistics costs for using the Nacala Logistic Corridor.

b)    Outstanding balances with related parties

	March 31, 2021				December 31, 2020
	Joint Ventures	Associates	Major Shareholders	Total	Joint Ventures	Associates	Major Shareholders	Total
Assets
Cash and cash equivalents (i)	-	-	2,070	2,070	-	-	2,082	2,082
Accounts receivable	150	135	2	287	109	45	2	156
Dividends receivable	51	1	-	52	19	-	-	19
Loans (ii)	1,059	-	-	1,059	1,118	-	-	1,118
Derivatives financial instruments (i)	-	-	-	-	-	-	2	2
Other assets	69	1	-	70	68	2	-	70

Liabilities	-	-	-	-
Supplier and contractors	63	5	30	98	121	10	35	166
Loans (iii)	-	1,448	-	1,448	-	1,433	944	2,377
Derivatives financial instruments (i)	-	-	740	740	-	-	242	242
Other liabilities	220	93	-	313	235	-	-	235

(i) Refers to regular financial instruments with large financial institutions of which the stockholders were part of the controlling “shareholders’ agreement”.

(ii) Refers to the loan with Nacala BV., which carries interest at the average rate of 8.2% p.a. and maturity at 2034. In 2020, the Company recognized an impairment of this receivable in the amount of US$798.

(iii) Mainly relates to Vale Moçambique's loan payable to an entity controlled by one of its non-controlling shareholders, which carries interest at 5.83% p.a. and maturity at 2034.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Ivan Fadel
Date: April 26, 2021		Head of Investor Relations